                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           PVC CONTAINER CORPORATION
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        ------------------------------
                        (Title of Class of Securities)

                                   693651101
                           -------------------------
                                (CUSIP Number)

                             Thomas J. Rice, Esq.
                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 1999
                           -------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

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                                 SCHEDULE 13D

CUSIP No. 693651101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lionheart Group, Inc.
                  13-3790-376

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

  Number of                                 535,300
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   535,300
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  535,300

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                  7.6%

14       Type of Reporting Person*

                  IA

                               Page 2 of 4 Pages

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         This Amendment No. 1 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on September 24, 1998 has been prepared to report the purchase by the Reporting Person of additional shares of the Issuer. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original
Schedule 13D filing.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby supplemented as follows:

         All of the $637,193.38 used to make the purchase of the 87,300 additional Shares acquired by the Reporting Person came from the working capital of the investment funds and managed accounts directed by the Reporting Person.

Item 5.  Interest in Securities of the Issuer

         Items 5(a), 5(b) and 5(c) are hereby amended as follows:

(a) This statement on Schedule 13D relates to 535,300 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 7.6% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to 535,300 shares of Common Stock.

(c) Within the past sixty days, accounts managed by the Reporting Person purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Schedule A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market (NASDAQ).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1999

                            LIONHEART GROUP, INC.

                            By: /s/ C. Duncan Soukup
                                --------------------
                                C. Duncan Soukup, President


                               Page 3 of 4 Pages


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                                  SCHEDULE A

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days

                DATE        BUY/SELL            TOTAL        COST

               12/28/98        Buy                 400      $7.375
               12/29/98        Buy               3,500     $7.9375
               12/30/98        Buy               2,500       $8.00
               12/31/98        Buy               4,500      7.9375
               01/05/99        Buy               2,000     $7.0625
               01/06/99        Buy               4,400     $7.0625
               01/20/99        Buy               5,000     $7.5625
               01/22/99        Buy               1,500     $7.5625
               01/29/99        Buy               1,300     $7.7596
               02/03/99        Buy              11,000     $7.0625
               02/16/99        Buy               2,000     $6.9375
               02/17/99        Buy                 400     $7.0625
               02/22/99        Buy               1,500     $5.8125
               02/24/99        Buy               2,000     $7.0000
               02/25/99        Buy               3,600     $7.7118
               02/26/99        Buy               9,200     $7.9096
               03/01/99        Buy               9,500     $7.0625




                               Page 4 of 4 Pages